Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 17 DATED MARCH 8, 2024

TO THE OFFERING CIRCULAR DATED MAY 24, 2023

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 24, 2023, as filed by us with the Securities and Exchange Commission on May 25, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of March 8, 2024, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $396 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $751 million. The aggregate value of all underlying properties in RealtyMogul Income REIT, LLC is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of the properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. The aggregate value of the properties underlying loans is based on independent appraisals dated within six months of the original acquisition dates by our Manager, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our NAV as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

223 E Town Apartments – Columbus, Ohio

On March 5, 2024, we acquired a $4,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in a special purpose entity that owns 223 E Town Apartments, an 84-unit, Class A apartment community (the “Property”) in Columbus, Ohio, which city is located in the Columbus, Ohio Metropolitan Statistical Area (“MSA”). In connection with the Equity Investment, the special purpose entity assumed a loan from an unaffiliated lender in the amount of $14,089,000 (the “223 E Town Loan”). The 223 E Town Loan has an approximate five-year remaining term, with a maturity date of March 2029. The 223 E Town Loan also has a fixed interest rate of 4.93% and will begin amortizing in April 2024. In addition, individual investors invested approximately $2,305,000 in connection with this transaction through a private placement offering sponsored by RM Communities 223 E Town GP, LLC (“RM Communities 223 E Town GP”), an affiliate of our Manager and a subsidiary of RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities 223 E Town GP and RM Communities will be entitled to certain rights and fees in connection with the private placement offering. Our underwriting for the Property projects a property-level gross 8.8% cash-on-cash return over a 5-year hold period. There can be no assurance that these projections and returns will be achieved. For more information, see the “Investment Objectives and Strategy – Investment Strategy” section of our Offering Circular.

Built in 2017, the Property consists of 84 residential units, including 64 one-bedroom and 20 two-bedroom units. The Property also has 4,730 SF of ground-floor retail space that has been leased to a restaurant and coffee bar since 2019, which have recently exercised a lease extension through February 2034. The business plan is to complete a light value-add renovation on all units to add backsplashes and gooseneck faucets to the kitchens and install a smart home package, all of which are found at nearby Class A competing assets. RM Communities also plans to upgrade the Property by adding a bulk internet program as well as a reserved parking program to provide an amenity that better competes with new product in this submarket. We believe the renovation and upgrade plan should allow the Property to achieve competitive rents for this submarket. We also believe that the Property will benefit from assumable debt financing as well as long-term 90% tax abatement on the value of improvements through 2034, both of which are intended to maximize the potential for cash flow during the hold period.

The Property is located in the Columbus MSA, which is anchored by resilient industries such as education, medical & healthcare and state government. Columbus also remains an attractive location for businesses as it is located in one of six states that have no corporate income tax. The following projects have either been announced or begun construction and are expected to bring numerous jobs to the city: (i) Intel broke ground in 2022 on a $20bn chip factory in the suburbs of Columbus, (ii) Nationwide Childrens Hospital has work underway on a $3.3bn expansion in downtown Columbus, the largest in its 129 year history, (iii) Grant Medical Center, which is adjacent to the Property, has announced a $400mm expansion of their downtown Columbus location, and (iv) Honda broke ground in 2023 on a $4.4bn battery plant for electric vehicles in the suburbs of Columbus. In addition, Columbus is anchored by Ohio State University, the sixth largest university by undergraduate enrollment according to U.S. News & World Report. We believe the resiliency of the market, anchored by the state capital and Ohio State University, combined with the growth in the technology and medical sectors makes Columbus a desirable investment location.

The special purpose entity will be managed by RM Communities 223 E Town GP and will be entitled to certain fees in connection with this transaction. RM Communities 223 E Town GP will also serve as the sponsor of this transaction.

RM Communities is a wholly-owned subsidiary of RealtyMogul, Co., one of the leading real estate technology platforms. RM Communities is an owner/operator of multifamily assets with an investment strategy of delivering strong risk-adjusted returns across a variety of multifamily assets from new construction to value-add 80s and 90s vintage. RM Communities has executed this strategy through growing its real estate portfolio to include more than 2,150 multifamily units and over $355 million in real estate with a fully dedicated team of acquisitions, underwriting and asset management professionals.

The Property will be managed by an experienced property management company, Apartment Management Consultants (“AMC”), that specializes in, and has a track record with, the management and operation of multifamily properties locally. AMC manages over 139,000 units across 29 states. AMC has a national presence which allows them to leverage deep relationships across multifamily adjacent industries and vendors to maximize operational efficiencies in their portfolio. AMC has a local presence in Columbus with a corporate office just outside of the city in Dublin and they currently manage 2,000 units in the MSA, allowing RM Communities 223 E Town GP to leverage AMC’s deep understanding of the market.

As stated above, RM Communities will be entitled to certain fees in connection with this transaction. The following fees will be paid to RM Communities by the particular special purpose entity and not by us: (i) an acquisition fee equal to 2.00% of the Property’s purchase price; (ii) a financing fee equal to 1.0% of any amount financed in connection with any refinancing or supplemental financing for the Property; and (iii) an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities will also be entitled to a promoted interest in amounts equal to 30% and 50% of the special purpose entity’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, our Manager’s chief executive officer, and Eric Levy, Portfolio Manager of our Manager. We will not be entitled to any such promoted interest. Additionally, Ms. Helman will be providing a non-recourse carveout personal guarantee of the loan that will be secured by the Property, and in return will receive a loan guarantee fee of 50 basis points of the principal amount of the 223 E Town Loan. We will not be entitled to this fee. Ms. Helman will also receive indemnification from the Company for this loan guarantee.